AXS-ONE INC.

301 Route 17 North

Rutherford, NJ 07070

201-935-3400 (Phone)

October 3, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

AXS-ONE INC. (the "Company")

Registration Statement on Form S-3 (File No. 333-144559)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, the Company hereby requests that such Registration Statement be declared effective at 4:00 p.m. Eastern time on Friday, October 5, 2007, or as soon thereafter as practicable.  This hereby confirms that the Company and the signatories to the Registration Statement are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering contemplated by the Registration Statement.

Furthermore, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AXS-ONE INC.

By:   /s/ William P. Lyons

Name:  William P. Lyons

Title: Chairman of the Board and

Chief Executive Officer

cc:

Matthew Crispino (SEC)